FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 3, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated September 22, 2003.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: October 3, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
September 22nd 2003

MILLICOM TELECOMMUNICATIONS ANNOUNCES INTENTION TO ASK
FOR A MEETING OF HOLDERS OF MANDATORY EXCHANGEABLE
NOTES

New York, London and Luxembourg – September 22nd, 2003 – On August 7, 2003, Millicom Telecommunications S.A. (“Millicom Telecommunications”), a wholly-owned subsidiary of Millicom International Cellular S.A. (“Millicom” or “MIC”) (Nasdaq: MICC), issued approximately SEK 2,556 million (approximately US$310 million) of secured notes mandatorily exchangeable into Series B shares of Tele2 AB (the “Exchangeable Notes”). In connection with the offering of Exchangeable Notes, Millicom Telecommunications entered into a securities lending arrangement with Deutsche Bank AG London Branch. Millicom has been informed by its advisors that, while the issue is not free from doubt, the securities lending arrangement may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the indentures governing Millicom’s 11% Senior Notes due 2006 and 2% Senior Convertible PIK Notes due 2006, of which $505m and $63m in aggregate principal amount, respectively, are currently outstanding (although $110m of the $505m in aggregate principal amount outstanding of 11% Senior Notes has recently been called for redemption). Millicom has provided notice to the trustees as required by the indentures. There have been no defaults in required payments in respect of Millicom’s outstanding debt or in any financial ratios contained in the instruments governing such debt. Millicom intends to seek the approval of holders of the Exchangeable Notes to certain changes to the terms of the Exchangeable Notes and, with the agreement of the trustee under the trust deed governing the Exchangeable Notes and Deutsche Bank AG London Branch, to make certain technical amendments to the documentation relating to the Exchangeable Notes, in order to ensure compliance with its senior debt covenants.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. The Company’s shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release shall not constitute a solicitation of consents or proxies in any jurisdiction in which it is unlawful to make such solicitation or grant such consents or proxies.

This press release contains certain “forward-looking statements” with respect to our intentions and expectations regarding the changes to the terms of the Exchangeable Notes and amendments to the documentation relating to the Exchangeable Notes. It is important to note that actual events in the future could differ materially from those anticipated in forward-looking statements depending on various important factors, including our ability to convene a meeting and obtain the approval of more than three-quarters of the holders of the Exchangeable Notes to the proposed changes to the terms of such notes, our ability to obtain the agreement of the trustee under the trust deed governing the Exchangeable Notes and Deutsche Bank AG London Branch to the amendments to the documentation relating to the Exchangeable Notes and any actions that might be taken by the holders of our debt.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com